GRB FINANCIAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

SCHEDULE I

NET CAPITAL

TOTAL MEMBERS' EQUITY	$	67,263
DEDUCTIONS		(4,400)
NET CAPITAL BEFORE HAIRCUTS		62,863
HAIRCUTS ON TRADING AND INVESTMENT SECURITIES		(0)
NET CAPITAL	$	62,863

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	0
TOTAL AGGREGATE INDEBTEDNESS	$	0

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness or		0
Minimum Dollar Net Capital	$	5,000
Minimum Net Capital Required	$	5,000
Ratio: Aggregate Indebtedness to Net Capital		.0 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17a-5 as of December 31, 2016)

Net Capital as Reported in Company's Part II Focus Report	$	60,830
Adjustments		2,033
Net Capital Per Above	$	62,863